SUB-ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES

During the reporting period, MFS Municipal Income Trust issued 4,550 shares of a new series of Variable Rate Municipal Term Preferred Shares, Series 2019/3 ("Series 2019 VMTPS") with an aggregate liquidation preference of $113,750,000 in a private offering. The fund used a portion of the proceeds from the sale of the Series 2019 VMTPS to fund the redemption on March 24, 2016 of all of the fund's outstanding Variable Rate Municipal Term Preferred Shares, Series 2016/9 ("Series 2016 VMTPS") and used the remainder of such proceeds to redeem all of the fund's remaining outstanding Municipal Auction Rate Cumulative Preferred Shares, Series T and TH (the "ARPS"), during the last week of April 2016. The fund's assets attributable to the newly issued Series 2019 VMTPS is roughly equivalent to the assets and related leverage attributable to the Series 2016 VMTPS and ARPS prior to their redemptions.

The Series 2019 VMTPS are a variable rate form of preferred shares with a mandatory term redemption date of March 31, 2019, unless extended through negotiation with their holders. Dividends on the Series 2019 VMTPS are cumulative and are set weekly to a fixed spread against the Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Index. The Series 2019 VMTPS are redeemable at the option of the fund in whole or in part at the liquidation preference of $25,000 per share, plus accumulated and unpaid dividends, but generally solely for the purpose of decreasing the leverage of the fund. The fund's Series 2019 VMTPS are senior in priority to its outstanding common shares as to payments of dividends and distributions upon liquidation.

The fund's Statement Establishing and Fixing the Rights and Preferences of the VMTP Shares, dated as of September 12, 2012, as amended March 24, 2016, and Appendix A thereto (the "Statement of Preferences") contains a full description of the Series 2019 VMTPS and their terms, and the summary above is qualified in its entirety by reference to the Statement of Preferences. A copy of the Statement of Preferences, including Appendix A thereto, is attached under Sub-
Item 77Q1(a).

The fund's Amended and Restated Bylaws removing references to ARPS and making other updating changes is attached under Sub-Item 77Q1(a).